Exhibit 99.1

Brenmiller Reports 2024 Financial Results and Pipeline of Commercial Opportunities Reaches Over Half-Billion Dollars

●	Projects currently in development and construction phases achieved key milestones and are expected to produce multiple recurring revenue streams

●	Brenmiller’s project pipeline of commercial opportunities increase beyond $500M in potential value

●	New products are progressing to address growth markets including clean thermal oil

Tel Aviv, March 4, 2025—Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy” or the “Company”) (NASDAQ: BNRG), a leading global provider of thermal energy storage (“TES”) solutions to industrial and utility markets, today filed its annual report on Form 20-F for the fiscal year ended December 31, 2024 with the U.S. Securities and Exchange Commission (the “SEC”) and reported financial results as of and for the twelve months ended December 31, 2024, in addition to recent operational and business development updates.

Management Commentary

“2024 was a milestone year for Brenmiller Energy. Backed by our gigafactory, which at full capacity is expected to produce $200 million worth of bGen™ systems annually, our position as a leader in thermal energy storage translated into a global pipeline of commercial opportunities valued at over half a billion dollars —and growing. We’re pleased with the strong pace of our projects in development, which are progressing on schedule,” said Avi Brenmiller, Chairman and Chief Executive Officer of Brenmiller Energy. “Thanks to our nimble and capital-efficient structure, we believe we’ve expanded our ability to execute projects for customers through our strategic partners, joint ventures, and distribution channels. At the same time, we continue to push the boundaries of innovation—I’m especially proud of the progress we are making with the two new product lines, the bGen ZTO™ for thermal oil and the bGen™ Cool for AI-powered data centers, reflecting our team’s ingenuity and problem-solving expertise. As we aim to scale our operations in 2025, we believe we are laying the foundation for a global network of TES systems that will generate recurring revenues and power clean industry for decades to come.”

2024 and Recent Operational and Business Developments

Brenmiller achieved significant milestones in 30MW+ thermal energy storage projects for clean industry; bGen™ systems to generate recurring revenues through Heat as a Service (“HaaS”) agreements, deliver customers significant energy cost savings and emissions reduction

●	On-site bGen™ ZERO assembly underway at Tempo Beverage’s factory, triggering milestone payments from Heineken-backed manufacturer; project estimated to save $7.5 million in energy costs: Brenmiller achieved its latest contractual milestone for Tempo Beverages Ltd.’s (“Tempo”), one of Israel’s largest producers and distributors of beverages for brands including Heineken and Pepsi. Brenmiller is replacing Tempo’s fossil fuel boilers with a 32 MWh bGen™ system that will charge using off-peak power from the grid. Tempo will purchase steam from Brenmiller at a fixed rate through a HaaS contract. By eliminating the use of approximately 2,000 tons of heavy fuel each year, Brenmiller’s TES system is estimated to save Tempo an estimated $7.5 million on energy costs over 15 years and mitigate over 6,200 tons of carbon emissions annually. Brenmiller completed components manufacturing at its gigafactory, and expects to complete project commissioning by the end of 2025.

●	Land rights secured for 30MWh bGen™ ZERO to serve $2 billion pet food manufacturer in Europe through 12-year HaaS agreement: Marking the latest milestone in a key European project, Brenmiller secured the rights to a 10,000+ square meter plot of land next to its customer’s factory in Dombovar, Hungary. The site will be used to develop a 30 MWh bGen™ TES system, which will deliver low-cost and low-carbon steam to Partner in Pet Food Hungaria KFT (“PPF”) at a fixed rate through a 12-year HaaS agreement. Brenmiller will also be in a position to offer grid balancing services to the local transmission system operator. This is the first project through which Brenmiller is expected to generate revenues from both selling heat to its customer and by offering flexibility to the local grid. Steam from Brenmiller’s TES system will take priority over PPF’s fossil fuel boilers, reducing the pet food manufacturer’s use of natural gas by over 25-30%, significantly lowering energy costs and its carbon footprint.

●	Signed 7-year, $3.55 million agreement with Wolfson Hospital to replace fossil fuel boilers, supply clean electric heat and earn recurring revenues: According to the Israeli Ministry of Finance, by replacing its outdated diesel boilers with Brenmiller’s bGen™ ZERO TES system, Wolfson will potentially save up to $1.3 million in annual energy costs and mitigate 3,900 tons of greenhouse gas emissions per year.

Brenmiller grew its total addressable market with the introduction of new thermal energy storage products

●	bGen™ ZERO Thermal Oil™ (“bGen ZTO”) being designed to electrify thermal oil for industrial processes; 8 projects worth approximately $170 million already in the Company’s list of commercial pipeline opportunities: Brenmiller is addressing a critical unmet need for electric thermal oil solutions for pharmaceuticals, chemicals, petrochemicals, and food processing industries. Planned for commercial availability in 2026, bGen ZTO™ expands Brenmiller’s total addressable market by $8 billion annually. As a result of Brenmiller’s extensive engagement with global industrial customers, the Company already has projects worth approximately $170 million in its commercial pipeline. To Brenmiller’s knowledge, the modular TES system is a first of its kind and achieves nearly 100% cycle efficiency, while heating thermal oil up to 340°C.

●	bGen™ Cool to provide artificial intelligence (“AI”) data center cooling, a significant new decarbonization and financial opportunity: Brenmiller is developing a cold thermal energy storage solution for data center applications–the bGen™ Cool. The rapid growth in AI computing, which is estimated to increase data center power demand by 160% by 2030, is driving significant need for innovation and investment in new cooling and energy efficiency technologies.

Brenmiller expands commercial pipeline opportunities and potential sales through distribution collaborations and strategic alliances

●	Strategic cooperation agreement with Baran Energy, Israel’s largest engineering firm, to accelerate bGen™ ZERO deployments: Brenmiller and Baran Energy, a subsidiary of the Baran Group Ltd. (“Baran”) (TASE: BRAN), an international engineering company that provides engineering, management and design solutions for large-scale infrastructure projects, signed a strategic cooperation agreement to accelerate bGen™ ZERO project development and deployments through sales, acquisitions, and operations of select projects in Israel. To increase bGen™ uptake within industrial sectors, Brenmiller is aiming to sell certain projects to Baran, subject to the satisfaction of certain conditions, benefiting from the engineering firm’s core project capabilities to ensure effective and timely deployment.

●	North American commercial pipeline opportunities grow to over $210 million in Northeast United States: Brenmiller’s pipeline of potential commercial opportunities, pursued and developed in collaboration with its exclusive distribution partner Rock Energy Storage, LLC (“ROCK” or “Rock Energy Storage”), has substantially advanced, growing from $150 million in June 2024 to over $210 million in value by January 8, 2025. ROCK has identified several specific state and federal grant opportunities for which bGen™ ZERO is eligible.

●	Collaboration with Entelios to optimize revenue streams for bGen™ customers in Germany, a market estimated to reach $2.9 billion by 2028: Brenmiller Europe signed a non-binding Letter of Intent with Entelios AG, a leading flexibility service provider in Germany. With more than 14 years of experience working in German energy markets, Entelios manages more than 1 GW of net flexibility from industrial loads, power plants, and large-scale battery energy storage systems. Brenmiller aims to capture a significant portion of Germany’s TES market by working with Entelios, which will deploy its proprietary software, extensive knowledge, and expertise in flexibility market services to optimize energy costs and maximize revenues for industrial bGen™ users.

Awards

●	The Edison Awards has selected bGen™ ZERO as a finalist for the 2025 Edison Best New Products Awards.

●	The European Investment Bank (“EIB”) named Brenmiller an “Innovation Champion” at its EIB AdVenture Debt Summit.

●	Bloomberg New Energy Finance (“BNEF”) selected Brenmiller as a 2024 BNEF Pioneers Finalist for its innovative and commercial-ready approach to industrial decarbonization and ability to overcome key challenges on the path to achieving net zero.

Summary of Financial Results

●	Balance Sheet: As of December 31, 2024, Brenmiller had cash and cash equivalents and restricted deposits of $4.13 million, a net increase of $0.92 million from $3.21 million on December 31, 2023. This is attributable primarily to fundraising during the year ended December 31, 2024, of approximately $10.94 million in net proceeds from the issuance of ordinary shares, pre-funded warrants and warrants, offset by net cash used in operating activities of $9.51 million. Total assets increased by 12% as of December 31, 2024, to $11.91 million, primarily due to a $0.92 million increase in cash and cash equivalents, an increase of $0.96 million in inventory, offset by a decrease of $0.58 million in operating lease right-of-use asset. Total liabilities decreased by 4% to $7.43 million, primarily driven by a $0.62 million reduction in operating lease liabilities, offset by an increase of $0.3 million in share-based payment liability. Shareholders’ equity increased by 56% to $4.49 million, largely due to the equity financing completed during the year.

●	Income Statement: Operating loss for the year ended December 31, 2024 was $10.56 million compared to $9.86 million for year ended December 31, 2023. Net loss narrowed by 30% to $6.77 million, down from $9.65 million in the prior year period, primarily driven by a $3.79 million increase in net financial income, mainly resulting from a fair value adjustment of warrants. The basic and diluted loss per share narrowed to $1.29 for the year ended December 31, 2024, compared to a basic and diluted loss per share of $4.99 for the year ended December 31, 2023.

●	Cash Flow Statement: Net cash used in operating activities for the year ended December 31, 2024, was $9.51 million, which primarily reflects a net loss of $6.77 million and a non-cash adjustment of $1.89 million and changes in operating assets and liabilities of $0.85 million. The net increase in cash and cash equivalents and restricted deposits for the year ended December 31, 2024, was $1.01 million compared to the decrease of $3.17 million in the prior year period.

About bGen™

bGen™, Brenmiller’s TES system, converts electricity into heat to power sustainable industrial processes at a price that is competitive with natural gas. The bGen™ charges by capturing low-cost electricity from renewables or the grid and stores it in crushed rocks. It then discharges steam, hot water, or hot air on demand according to customer requirements. The bGen™ also supports the development of utility-scale renewables by providing critical flexibility and grid-balancing capabilities. bGen™ was named among TIME’s Best Inventions of 2023 in the Green Energy category.

About Brenmiller Energy Ltd.

Brenmiller Energy helps energy-intensive industries and power producers end their reliance on fossil fuel boilers. Brenmiller’s patented bGen™ thermal battery is a modular and scalable energy storage system that turns renewable electricity into zero-emission heat. It charges using low-cost renewable electricity and discharges a continuous supply of heat on demand and according to its customers’ needs. The most experienced thermal battery developer on the market, Brenmiller operates the world’s only gigafactory for thermal battery production and is trusted by leading multinational energy companies. For more information visit the Company’s website at https://bren-energy.com/ and follow the Company on X (formerly Twitter) and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: the Company’s expectation to produce multiple recurring revenue streams from current projects; the Company’s commercial pipeline opportunities of beyond $500 million in potential value; the Company’s expectation that its gigafactory can produce $200 million worth of bGen™ systems annually at its full capacity; the Company’s current projects development schedules, timelines for assembly and operations; the Company’s timeline for the development of new product lines; the Company’s potential to generate recurring revenues and power clean industry for decades to come; the Company’s projects potential and benefits to customers including estimated energy costs savings and carbon emissions reductions; the Company’s North American commercial pipeline of potential commercial opportunities of over $210 million; the rapid growth in AI computing and estimated increase in data center power demand by 160% by 2030; and future information regarding total addressable market of the Company’s products. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain crucial factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to: the Company’s planned level of revenues and capital expenditures; risks associated with the adequacy of existing cash resources; the demand for and market acceptance of our products; impact of competitive products and prices; product development, commercialization or technological difficulties; the success or failure of negotiations; trade, legal, social and economic risks; and political, economic and military instability in the Middle East, specifically in Israel. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on March 4, 2025, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com

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